

Mail Stop 3561

December 18, 2008

<u>Via U.S. Mail</u>

Robert Denman
Chairman, Chief Executive Officer, Chief Financial Officer,
Principal Accounting Officer, President, Secretary and Treasurer
SNT Cleaning, Inc.
9012 – 100 Street
Westlock, Alberta Canada T7P 2L4

> **Re: SNT Cleaning, Inc.**
> **Amendment No. 5 to Form S-1**
> **Filed December 2, 2008**
> **File No. 333-152356**

Dear Mr. Denman:

        We have reviewed your responses to our oral comments relayed to the company on November 26, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. We note that in response to our previous oral comment, you revised your registration statement to include financials for the three months ended August 31, 2008. Please revise the financial information throughout your filing so that it is current as of August 31, 2008.

Financial Statements From Inception (April 12, 2005 to May 31, 2008), page F-6

2. Please reconcile your disclosure in Note 2 on page F-6 that the company elected a December 31 year-end with your disclosure throughout the filing that the company elected a May 31 year-end.

Part II, page II-1

Undertakings, page II-2

3. We note that in response to our previous oral comment you amended the undertakings in the registration statement to include the undertaking required by Rule 430A. Please explain to us the basis of your use of Rule 430A or determine whether the registrant is relying on Rule 430B or 430C of the Securities Act and provide the appropriate undertaking.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert Denman
SNT Cleaning, Inc.
December 18, 2008
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc:	Diane Dalmy, Attorney at Law
	Fax: (303) 988-6954